Exhibit 99.6

CERTIFICATE OF QUALIFIED PERSON

Michael J Thomas

I, Michael J Thomas, of 179 North Quay, Brisbane, Australia, Director and Principal Mining Consultant employed by AMC Consultant Pty Ltd hereby certify that:

This certificate applies to the technical report Preliminary Economic Assessment of the Kemess Underground Project British Columbia Canada dated 22 July 2011, (the “Technical Report”).

I hold a Higher National Diploma (Mining) and have approximately 40 years mining experience in a range of management technical and consulting roles. I am a member of the Australasian Institute of Mining and Metallurgy and a Chartered Professional (MAusIMM CP). I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43- 101.

I visited the Kemess mine on 7 December 2010 for two days.

I am responsible for Sections 1 to 6, 15 to 16, and 18 to 27 of the Technical Report.

I am independent of the issuer, applying all tests in section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report Sections 1 to 6, 15 to 16 and 18 to 27 have been prepared in compliance with that instrument and form.

At the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated at Brisbane Queensland Australia this 8th day of September, 2011.

(signed) Michael J. Thomas
Michael J Thomas